Exhibit (a)(1)(xvi)

Contact:	Michael Gallant
508-293-6357
Gallant_Michael@emc.com

EMC INCREASES ITS ALL-CASH OFFER TO ACQUIRE

DATA DOMAIN TO $33.50 PER SHARE

•	EMC’s All-Cash Offer Clearly Superior to NetApp Proposal

•	EMC Receives Early Termination from FTC Removing All Regulatory Conditions to Proceed with Data Domain Transaction

•	EMC Removes Break-Up Fee and Other Deal Protection Provisions from Its Definitive Agreement and Urges Data Domain to Pledge to Do the Same

•	EMC Prepared to Close Transaction in as Little as Two Weeks, Which is Almost a Month Faster than the NetApp Proposal; Extends Expiration of its Tender Offer until 12:00 Midnight on July 17

HOPKINTON, Mass. – July 6, 2009 – EMC Corporation [NYSE: EMC] today announced that it has increased its offer to acquire all the outstanding common stock of Data Domain, Inc. [NASDAQ: DDUP] to $33.50 per share in cash, for a total enterprise value of approximately $2.1 billion, net of Data Domain’s cash. In submitting its revised proposal to Data Domain’s Board of Directors, EMC emphasized that its all-cash offer is clearly superior to the $30 per share stock-and-cash proposal from NetApp. EMC has removed from its definitive agreement all deal protection provisions that could further impede the maximization of stockholder value for Data Domain stockholders, and urged the Data Domain Board to do the same. EMC is prepared to close the transaction within two weeks, which is almost a month faster than the NetApp proposal.

The Superiority of EMC’s All-Cash Offer

Joe Tucci, EMC Chairman, President and CEO, in a letter sent today to Aneel Bhusri, Chairman of the Board of Directors of Data Domain, emphasized the superiority of EMC’s all-cash offer compared to NetApp’s proposed stock and cash offer. In his letter, Mr. Tucci pointed out that:

•	EMC’s proposal provides higher absolute value for each Data Domain share.

•	EMC’s all-cash proposal offers greater certainty of value to Data Domain stockholders.

•	EMC’s proposal offers a faster time to completion by almost a month than under the NetApp proposal.

Additionally, EMC’s definitive agreement has removed all deal protection provisions — including any break-up fee obligation — that could further impede the maximization of stockholder value for Data Domain stockholders. The letter from Mr. Tucci urges Data Domain’s Board to pledge to do the same in order to maximize value for Data Domain stockholders. The letter states EMC’s view that, “Data Domain does not have any justification for continuing deal protection provisions for NetApp or any other party given our willingness to proceed without them,” and that, “It was questionable agreeing to deal protections in your initial agreement with NetApp, when you knew of our interest in acquiring the company. There is no basis for continuing with them now.”

EMC’s proposal is not subject to any financing, due diligence or regulatory contingency. EMC will use existing cash balances to finance the transaction.

Mr. Tucci said, “The combination of EMC and Data Domain is strategically beneficial to both organizations and, when consummated, will deliver substantial and superior benefits to Data Domain stockholders as well as our respective customers, employees and partners. Over the past several weeks we’ve received strong support from many Data Domain stockholders and customers, validating our belief that EMC is Data Domain’s best choice. With regulatory requirements now fulfilled, and in light of the clearly superior proposal we submitted to Data Domain’s Board of Directors today, we expect Data Domain to sign our definitive agreement that will deliver superior value in cash to the Data Domain stockholders in as little as two weeks.”

EMC Receives Regulatory Approval

The U.S. Federal Trade Commission has granted EMC early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) concluding the regulatory review process and removing all regulatory conditions required to proceed with its purchase of Data Domain.

EMC Extends Tender Offer

Finally, EMC amended the terms of its tender offer to reflect its revised proposal to acquire all of the outstanding common stock of Data Domain for $33.50 per share in cash. EMC has also extended the expiration date of the offering period, as required by federal securities law. The offering period now expires at 12:00 midnight Eastern Daylight Time (EDT) on July 17, 2009.

The tender offer is being transacted through Envoy Merger Corporation, a wholly owned subsidiary of EMC formed for the purpose of making the offer. Approximately 195,353 shares of Data Domain common stock, representing approximately 0.32% of the common stock outstanding, have been tendered as of 5:00 p.m. EDT on July 2, 2009.

Text of EMC’s Letter to Data Domain’s Board Chairman

The full text of the letter that EMC sent to the Chairman of the Data Domain Board of Directors follows below:

July 6, 2009

Mr. Aneel Bhusri

Chairman of the Board of Directors

Data Domain, Inc.

2421 Mission College Boulevard

Santa Clara, California 95054

Dear Aneel:

On behalf of EMC, I am pleased to submit to you and your Board of Directors this revised proposal to acquire all outstanding Data Domain common stock for $33.50 per share in cash. This price represents a substantial premium to the cash and stock proposal of NetApp and is a Superior Proposal as defined in your merger agreement with NetApp. The Board of Directors of EMC has unanimously approved this proposal.

As with our prior proposal, EMC’s revised proposal is not subject to any financing or due diligence contingency, and we will use existing cash balances to finance the transaction. In addition, we have received all necessary regulatory approvals. We are amending our currently outstanding tender offer to acquire all of the outstanding shares of Data Domain to reflect our higher price.

We enclose a revised definitive agreement that has been executed on behalf of EMC and which reflects our new $33.50 per share, all cash offer. This agreement is substantially identical to the NetApp proposal except as to the fact that the EMC offer:

•	Is materially higher in price;

•	Reflects our faster two-step structure, which will enable you to close almost a month faster than under the NetApp proposal; and,

•	Very importantly, eliminates all deal protection provisions that could further impede the maximization of stockholder value, including the no solicitation section and the break-up fee obligation.

This last point is very significant to you and your stockholders. Data Domain does not have any justification for continuing deal protection provisions for NetApp or any other party given our willingness to proceed without them. It was questionable agreeing to deal protections in your initial agreement with NetApp, when you knew of our interest in acquiring the company. There is no basis for continuing with them now.

We strongly believe that the Data Domain Board of Directors should pledge to eliminate all deal protection provisions that could further impede maximizing stockholder value. Such a commitment would be the proper exercise of the Board’s fiduciary duties to secure a transaction in the best interests of Data Domain stockholders, particularly in light of the EMC proposal described in this letter.

With the early termination last week of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 concluding all regulatory conditions to this transaction, EMC could be in a position to close this transaction and deliver cash to your stockholders in as little as two weeks.

In comparison to your proposed transaction with NetApp, EMC’s proposal represents a far superior alternative for your stockholders.

•	EMC’s proposal provides higher absolute value for each Data Domain share.

•	As an all-cash offer, EMC’s proposal offers greater certainty of value.

•

EMC’s definitive agreement does not contain deal protection provisions that could further impede the maximization of stockholder value – including any termination fee – and is more favorable to the stockholders of Data Domain.

•	EMC’s transaction offers a faster time to close of almost a month.

We continue to believe that a business combination with EMC will deliver substantial and superior benefits to your company’s stockholders, customers, employees and partners. Since June 1st, when we submitted to you our prior proposal, we have received wholehearted support from many of your stockholders and customers validating our confidence in these benefits.

We encourage you to accept the merits of our proposal and look forward to your execution of the definitive agreement enclosed.

Very truly yours,

Joseph M. Tucci

Chairman, President and Chief Executive Officer

EMC Corporation

ANNEX

Summary of the Prompt Process to Enter into a Signed Agreement with EMC

(Subject to automatic modification to the extent that NetApp and Data Domain, or a court,

take action to eliminate or limit any of the provisions of the amended Data Domain/NetApp merger agreement with which the process below is designed to comply)

•	EMC is delivering with this offer a definitive merger agreement to acquire all outstanding Data Domain common stock at $33.50 per share in cash.

•

This definitive merger agreement is substantially identical to the amended Data Domain/NetApp merger agreement already found acceptable to Data Domain’s Board of Directors, with no material changes other than our superior price except those changes necessary to accommodate a first-step tender offer which will expedite payment to Data Domain stockholders and for the elimination of the no solicitation, break-up fee and other deal protection provisions.

•

EMC’s merger agreement is subject to acceptance by Data Domain’s Board of Directors taking the necessary corporate action to authorize its execution on behalf of Data Domain, and such execution occurring.

•

EMC is not seeking any review of information from Data Domain in advance of Data Domain accepting EMC’s merger agreement, beyond what is publicly available, including what is reflected in the representations and warranties contained in the Data Domain/NetApp merger agreement. Nor is EMC requesting that Data Domain enter into discussions or negotiations with EMC. Accordingly, there is no need for EMC to enter into a confidentiality and standstill agreement with Data Domain.

•

Upon receipt of the EMC merger agreement, Data Domain’s Board of Directors will review it and, given its terms relative to the Data Domain/NetApp merger agreement, will determine that it constitutes a Superior Proposal and that the failure to change its recommendation is reasonably likely to be a breach of its fiduciary duties.

•	In connection with considering whether EMC’s merger agreement is a Superior Proposal, Data Domain will comply with all notice requirements under the Data Domain/NetApp merger agreement.

•

Upon determining that EMC’s merger agreement constitutes a Superior Proposal, Data Domain’s Board of Directors will immediately give NetApp five business days’ written notice of the details of EMC’s proposal and that Data Domain’s Board of Directors intends to terminate the Data Domain/NetApp merger agreement in favor of the EMC transaction.

•

At the end of the notice period, unless NetApp has made a proposal at least as favorable to Data Domain as the EMC merger agreement, Data Domain will determine that EMC’s offer continues to constitute a Superior Proposal and that the failure to terminate the NetApp merger agreement is reasonably likely to be a breach of its Board’s fiduciary duties under Delaware law and concurrently (1) terminate the Data Domain/NetApp merger agreement, (2) execute the EMC merger agreement and (3) pay to NetApp the termination fee.

•	EMC will continue its tender offer as provided in the merger agreement and the terms and conditions of the tender offer.

•

EMC’s delivery of the definitive merger agreement shall be automatically rescinded in the event that the definitive merger agreement has not been executed on behalf of Data Domain and delivered to EMC prior to the expiration of the tender offer.

Important Information for Data Domain Stockholders

This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Data Domain. EMC and Envoy Merger Corporation (“Envoy”) have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and these documents have been mailed to the stockholders of Data Domain. These documents contain important information about the tender offer and stockholders of Data Domain are urged to read them. Investors and stockholders of Data Domain are able to obtain a free copy of these documents and other documents filed by EMC and Envoy with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may also be obtained free of charge by directing a request to the Information Agent for the offer, Morrow & Co., LLC at (800) 662-5200, or by email at emc.info@morrowco.com.

EMC and Envoy have filed with the SEC a preliminary proxy statement in connection with the special meeting of Data Domain stockholders at which Data Domain stockholders will be asked to vote on the proposed Agreement and Plan of Merger, dated as of May 20, 2009, by and among NetApp, Inc., Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain, as amended on June 3, 2009 (as the same may be amended from time to time, the “NetApp Merger Agreement”). EMC and Envoy will prepare and file with the SEC a definitive proxy statement regarding the proposed NetApp Merger Agreement and other related matters and may file other proxy solicitation material in connection therewith. Investors and security holders are urged to read the definitive proxy statement and any other proxy solicitation material, when it becomes available, because it will contain important information. Each such proxy statement will be filed with the SEC. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement and other documents filed by EMC and Envoy with the SEC at the website maintained by the SEC at http://www.sec.gov. The tender offer statement, each such proxy statement and such other documents may also be obtained free of charge by directing a request to the Information Agent for the offer, Morrow & Co., LLC at (800) 662-5200, or by email at emc.info@morrowco.com.

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Data Domain stockholders by EMC is available in the preliminary proxy statement on Schedule 14A to be filed today by EMC and Envoy with the SEC.

About EMC

EMC Corporation (NYSE: EMC) is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Information about EMC’s products and services can be found at www.EMC.com. EMC is a registered trademark of EMC Corporation. All other trademarks used are the property of their respective owners.

Forward-Looking Statements

This release contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) adverse changes in general economic or market conditions; (ii) delays or reductions in information technology spending; (iii) our ability to protect our proprietary technology; (iv) risks associated with managing the growth of our business, including risks associated with acquisitions and investments and the challenges and costs of integration, restructuring and achieving anticipated synergies; (v) fluctuations in VMware, Inc.’s operating results and risks associated with trading of VMware stock; (vi) competitive factors, including but not limited to pricing pressures and new product introductions; (vii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (viii) component and product quality and availability; (ix) the transition to new products, the uncertainty of customer acceptance of new product offerings and rapid technological and market change; (x) insufficient, excess or obsolete inventory; (xi) war or acts of terrorism; (xii) the ability to attract and retain highly qualified employees; (xiii) fluctuating currency exchange rates; (xiv) litigation that we may be involved in; and (xv) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission. These statements are forward-looking, and actual results may differ materially. EMC disclaims any obligation to update any forward-looking statements in this release after the date of this release.

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